May 2008 Amendment No. 1 Dated April 30, 2008 to Preliminary Terms No. 646 Registration Statement No. 333-131266 Dated April 28, 2008, 2008 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

As further described below, interest will accrue on the notes at a rate of (i) Years 1 - 3:  9.0% per annum and (ii) Years 4 - maturity:  9.0% for each calendar day that the 30-Year Constant Maturity Swap Rate is equal to or greater than the 2-Year Constant Maturity Swap Rate.  If on any calendar day the 30-Year Constant Maturity Swap Rate is less than the 2-Year Constant Maturity Swap Rate, interest will accrue at a rate of 0.0% for that day.  We have the right to redeem the notes on any interest payment date, beginning May 19, 2011.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer Ratings: Moody’s: Aa3 / S&P: AA- (each negative outlook)*
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	, 2008
Original issue date:	May 19, 2008
Maturity date:	May 19, 2028
Interest accrual date:	May 19, 2008
Reference index:	30CMS less 2CMS. Please see “Additional Provisions” below.
Strike:	0.00%
Interest:
Original issue date to but excluding May 19, 2011:   9.00% per annum
May 19 , 2011 to but excluding the maturity date (the “floating interest rate period”):
9.00% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference index level is equal to or greater than the strike; and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day in the floating interest rate period the reference index level is less than the strike, interest will accrue at a rate of 0.00% per annum for that day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 19, May 19, August 19 and November 19, beginning August 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual / Actual
Principal Protection:	100%
Redemption:
Beginning May 19, 2011, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least five (5) business days before the redemption date specified in the notice.

Redemption dates:	May 19, 2011, and on each interest payment date thereafter.
Rate Cut-off:
Floating interest rate period:   The reference index for a particular interest payment period will be set five U.S. government securities business days prior to the related interest payment date using the reference index level on such fifth U.S. government securities business day and will remain in effect until the related interest payment date.

Specified currency:	U.S. dollars
CUSIP:	61745ETH4
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note:	100%	%	%
Total:	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
* The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Amendment No. 1 to Prospectus Supplement dated July 24, 2007	Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Additional Provisions

30CMS

The 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 30CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 30CMS level shall be the 30CMS level on the immediately preceding U.S. government securities business day.

2CMS

The 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 2CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 2CMS level shall be the 2CMS level on the immediately preceding U.S. government securities business day.

CMS Rate Fallback Provisions

If on any day the 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

May 2008	Page 2

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Historical Information

The following graph sets forth the historical difference between the 30 Year swap rate and the 2 Year swap rate for the period from January 1, 1995 to April 25, 2008.  The historical difference between the 30 Year swap rate and the 2 Year swap rate should not be taken as an indication of the future performance of the reference index.  We cannot give you any assurance that the reference index level will be greater than or equal to the strike on any day of any interest payment period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the notes during the floating interest rate period based on the total number of calendar days in an interest payment period on which the reference index is greater than or equal to the strike. The table assumes an interest payment period containing 90 calendar days and an interest rate of 9.00% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference index levels.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.

N	Hypothetical Interest Rate
0	0.00%
25	2.50%
50	5.00%
75	7.50%
90	9.00%

May 2008	Page 3

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in CMS Curve Linked Accrual notes such as the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.0%. On any calendar day during the floating interest rate period on which the reference index is less than the strike, no interest will accrue on the notes with respect to that calendar day.  For every calendar day on which the reference index is less than the strike, the effective interest rate for the applicable interest payment period will be reduced, and if the reference index is less than the strike with respect to an entire interest payment period, the effective interest rate for that interest payment period will be 0.0%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Reference Index Level For The Fifth U.S. Government Securities Business Day Preceding The End Of An Interest Payment Period Will Be The Reference Index Level For The Remainder Of That Interest Payment Period. Because the reference index level determined on or otherwise applicable to the fifth U.S. government securities business day preceding the end of an interest payment period will be the reference index level for the remainder of the interest payment period, if the reference index level with respect to that U.S. government securities business day is less than the strike, no interest will be paid on the notes with respect to the remaining calendar days in that interest payment period, even if the reference index level on any of the subsequent remaining calendar days were actually greater than or equal to the strike.

▪
Early Redemption Risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in U.S. interest and swap rates, (iv) issuer credit quality, (v) time remaining to maturity.  Primarily, to the extent that the reference index level remains less than the strike, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

May 2008	Page 4

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Liquidity Risk

▪
Secondary Trading May be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. MSCS, the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The Historical Performance Of 30CMS and 2CMS Are Not An Indication Of Their Future Performance. Historical performance of 30CMS and 2CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 30CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

May 2008	Page 5

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on May 19, 2008, which will be the                                 scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on April 25, 2008, the “comparable yield” would be a rate of 5.3190% per annum, compounded quarterly; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note consists of the following:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS		PROJECTED PAYMENTS
August 19, 2008	$22.62	May 19, 2015	$11.54	February 19, 2022	$8.45
November 19, 2008	$22.62	August 19, 2015	$11.76	May 19, 2022	$8.18
February 19, 2009	$22.62	November 19, 2015	$11.58	August 19, 2022	$8.55
May 19, 2009	$21.95	February 19, 2016	$11.37	November 19, 2022	$8.63
August 19, 2009	$22.68	May 19, 2016	$10.98	February 19, 2023	$8.73
November 19, 2009	$22.68	August 19, 2016	$10.99	May 19, 2023	$8.52
February 19, 2010	$22.68	November 19, 2016	$10.72	August 19, 2023	$8.90
May 19, 2010	$21.95	February 19, 2017	$10.46	November 19, 2023	$9.00
August 19, 2010	$22.68	May 19, 2017	$9.90	February 19, 2024	$9.09
November 19, 2010	$22.68	August 19, 2017	$9.95	May 19, 2024	$9.03
February 19, 2011	$22.68	November 19, 2017	$9.66	August 19, 2024	$9.30
May 19, 2011	$21.95	February 19, 2018	$9.37	November 19, 2024	$9.39
August 19, 2011	$14.98	May 19, 2018	$8.73	February 19, 2025	$9.44
November 19, 2011	$14.84	August 19, 2018	$8.82	May 19, 2025	$9.21
February 19, 2012	$14.71	November 19, 2018	$8.63	August 19, 2025	$9.57
May 19, 2012	$14.21	February 19, 2019	$8.48	November 19, 2025	$9.62
August 19, 2012	$14.31	May 19, 2019	$8.07	February 19, 2026	$9.65
November 19, 2012	$14.07	August 19, 2019	$8.26	May 19, 2026	$9.30
February 19, 2013	$13.83	November 19, 2019	$8.19	August 19, 2026	$9.63
May 19, 2013	$13.19	February 19, 2020	$8.15	November 19, 2026	$9.67
August 19, 2013	$13.39	May 19, 2020	$8.00	February 19, 2027	$9.68
November 19, 2013	$13.16	August 19, 2020	$8.17	May 19, 2027	$9.36
February 19, 2014	$12.94	November 19, 2020	$8.18	August 19, 2027	$9.69
May 19, 2014	$12.25	February 19, 2021	$8.20	November 19, 2027	$9.69
August 19, 2014	$12.45	May 19, 2021	$7.98	February 19, 2028	$9.70
November 19, 2014	$12.25	August 19, 2021	$8.30	May 19, 2028	$1,009.56
February 19, 2015	$12.08	November 19, 2021	$8.35
The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement.  You should read the discussion under “Description of Notes — United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

May 2008	Page 6

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

May 2008	Page 7